SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 4)


                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)


        American Depositary Shares ("L Share ADSs"), each representing 20
        Series L Shares ("L Shares") American Depositary Shares ("A Share
            ADSs"), each representing 20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                           02364W105 for L Share ADSs1
                           02364W204 for A Share ADSs2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                 (525) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                             the following box. |_|



                       (Continued on the following pages)
                              (Page 1 of 30 Pages)

1          CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

2          CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No.  02364W105 L Share ADSs               13D                 Page 2 of 30
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helu

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                40,000 A Shares and 100,000 L Shares
       OWNED BY                  (See Items 5(a) and 5(b))
    EACH REPORTING
        PERSON              8    SHARED VOTING POWER
         WITH                    48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 40,000 A Shares and 100,000 L Shares
                                 (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,179,030 A Shares and 2,959,956,729 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                8,132 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 8,132 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,959,864,861 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                8,132 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 8,132 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,959,864,861 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                8,134 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 8,134 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,959,864,863 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maria Soumaya Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                8,134 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 8,134 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,959,864,863 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO and PF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                498,134 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 498,134 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,960,354,863 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                570,134 L Shares (See Items 5(a) and 5(b))
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   48,139,030 A Shares and 2,959,856,729 L Shares
         WITH                    (See Items 5(a) and 5(b))

                            9    SOLE DISPOSITIVE POWER
                                 570,134 L Shares (See Items 5(a) and 5(d))

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,959,856,729 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,960,426,863 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.4% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) America Telecom, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO and WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY             8    SHARED VOTING POWER
    EACH REPORTING               48,139,030 A Shares and 2,940,434,693 L Shares
        PERSON                   (See Items 5(a) and 5(b))
         WITH
                            9    SOLE DISPOSITIVE POWER

                            10   SHARED DISPOSITIVE POWER
                                 48,139,030 A Shares and 2,940,434,693 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,940,434,693 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7% of A Shares and 29.2% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          HC

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Carso, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY                -0-
       OWNED BY
    EACH REPORTING          8    SHARED VOTING POWER
        PERSON                   -0-
         WITH
                            9    SOLE DISPOSITIVE POWER
                                 -0-

                            10   SHARED DISPOSITIVE POWER
                                 -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

     14   TYPE OF REPORTING PERSON
          HC

CUSIP No.  02364W105 L Share ADSs               13D
           02364W204 A Share ADSs



     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          OO and WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

    NUMBER OF SHARES        7    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY             8    SHARED VOTING POWER
    EACH REPORTING               19,422,036 L Shares
        PERSON                   (See Items 5(a) and 5(b))
         WITH
                            9    SOLE DISPOSITIVE POWER

                            10   SHARED DISPOSITIVE POWER
                                 19,422,036 L Shares
                                 (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,422,036 L Shares (See Item 5(a))

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2% of L Shares (See Item 5(a))

     14   TYPE OF REPORTING PERSON
          HC

Item 1.           No Change.

Item 2.           Identity and Background.

                  This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

                  (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of America Telecom, S.A. de C.V. ("America Telecom"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI").

                  (2) America Telecom is a sociedad anonima de capital variable organized under the laws of the United Mexican States. America Telecom is a holding company that owns a majority of the outstanding voting equity securities of the Issuer. On November 30, 2001, the spin-off (the "Spin-Off") of America Telecom from Carso Global Telecom, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("CGT"), was approved by the shareholders of CGT. For an initial period after the date of the Spin-Off, America Telecom shares were not traded separately from CGT shares and could only be owned or traded together with the CGT shares. Distribution of America Telecom shares occurred in May 2002. As a result of the Spin-Off, America Telecom acquired all of the L Shares and A Shares (and L Share ADSs and A Share ADSs) previously deemed to be beneficially owned by CGT, and CGT ceased being a reporting person with respect to the equity securities of the Issuer.

                  (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable and aluminum wires.

                  (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

                  The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of America Telecom, Carso and GFI are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  In the period subsequent to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 26, 2002, America Telecom has acquired 83,114,500 L Shares on the Mexican Stock Market for an aggregate amount of approximately US$58,314,800. The funds used to purchase such L Shares were obtained from the issuance of commercial paper and from the working capital of America Telecom. During the same period, Grupo Carso sold 6,000,000 L shares.

Item 4.           Purpose of Transaction.

                  As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001, CGT and SBC International, Inc. ("SBC") are parties to a series of agreements (the "AM Agreements") which govern the ownership and voting of any and all future AA Shares, no par value (collectively, the "AA Shares"), of the Issuer, owned by such persons. Pursuant to the Spin-Off, America Telecom has succeeded to the rights and obligations of CGT under the AM Agreements. As of the date hereof, America Telecom and, to the best of the Reporting Persons' knowledge, SBC currently own, in the aggregate, approximately 68% and 27%, respectively, of the issued and outstanding AA Shares.

                  Through its direct ownership of A Shares and AA Shares and its power to vote the AA Shares owned by SBC under the AM Agreements, America Telecom may be deemed to control the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals, which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Persons have the following interests in A Shares and L Shares:

                                                     A Shares(1)                             L Shares(2)
                                                     -----------                             -----------
                                              Number            % of Class            Number            % of Class
                                              ------            ----------            ------            ----------
Carlos Slim Helu(3)................         48,179,030             15.7%            2,959,956,729         29.4%
Carlos Slim Domit(4)...............         48,139,030             15.7%            2,959,864,861         29.4%
Marco Antonio Slim Domit(5)........         48,139,030             15.7%            2,959,864,861         29.4%
Patrick Slim Domit(6)..............         48,139,030             15.7%            2,959,864,863         29.4%
Maria Soumaya Slim Domit(7)........         48,139,030             15.7%            2,959,864,863         29.4%
Vanessa Paola Slim Domit(8)........         48,139,030             15.7%            2,960,354,863         29.4%
Johanna Monique Domit(9)...........         48,139,030             15.7%            2,960,426,863         29.4%
America Telecom(10)................         48,139,030             15.7%            2,940,434,693         29.2%
Carso..............................                 --               --                        --          0.0%
GFI................................                 --               --                19,422,036          0.2%



(1) Based upon 306,043,578 A Shares outstanding as of February 19, 2003. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2) Based upon 8,842,099,508 L Shares outstanding as of February 19, 2003. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,184,493,293 AA Shares held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and America Telecom by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 498,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Assumes that America Telecom has purchased all of the L Shares that it is obligated to purchase under the Forward Share Purchase Transactions described in Item 6 of this statement. Includes 1,532,214,660 L Shares held in the form of L Share ADSs.


                  (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso and GFI, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

                  (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the 60-day period prior to the event which requires the filing of this statement and as of the date of this filing are listed in
Schedule II hereto.

                  (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso and GFI, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Slim Family beneficially owns, directly and indirectly, a majority of the issued and outstanding voting equity securities of CGT. CGT has entered into paired put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its maturity date, and may be settled in cash or L Shares.

                                                           Number of         Strike Price           Net Aggregate
Counterparty                 Maturity Date                  L Shares          per L Share              Premiums
------------                 -------------                  --------          -----------              --------
JPMorgan Chase              August 30, 2004               30,000,000           US$1.0826            US$6,142,909
JPMorgan Chase              August 30, 2004               21,000,000              1.0306               4,074,841
JPMorgan Chase              August 30, 2004               19,000,000              1.0320               3,735,894
JPMorgan Chase              August 30, 2004               16,000,000              0.9104               2,775,305
JPMorgan Chase              August 30, 2004               14,000,000              0.9582               2,549,144


                  Additionally, in the case of the transactions maturing September 18, 2003 and November 4, 2003 listed below, CGT has entered into Forward Share Purchase Transactions which, pursuant to the Spin-Off, have been transferred to America Telecom, which is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. In the case of the remaining four Forward Share Purchase Transactions listed below, America Telecom entered into the Forward Share Purchase Transactions at the inception of the contracts. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this statement are treated as beneficially owned by America Telecom.

                                                           Number of        Purchase Price
Counterparty                 Maturity Date                  L Shares          per L Share         Interest Rate
------------                 -------------                  --------          -----------         -------------
JPMorgan Chase               September 18, 2003             150,000,000        US$0.6145        LIBOR + 1.36% per
                                                                                                      annum
JPMorgan Chase               November 4, 2003                44,000,000           0.7275        LIBOR + 1.36% per
                                                                                                      annum
JPMorgan Chase               October 21, 2005               143,300,000           0.6978        LIBOR + 1.25% per
                                                                                                      annum
JPMorgan Chase.              December 19, 2005               55,555,560           0.7200        LIBOR + 1.25% per
                                                                                                      annum
Wachovia Bank National       February 7, 2006               113,555,720           0.7045        LIBOR + 1.15% per
Association                                                                                           annum
JPMorgan Chase               February 7, 2006                40,828,640           0.6250        LIBOR + 1.15% per
                                                                                                      annum

                  Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D filed by the Reporting Persons with the SEC on April 26, 2002 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Carlos Slim Helu


         ---------------------------------


         Carlos Slim Domit                           By: /s/ Eduardo Valdes Acra
                                                         -----------------------
                                                         Eduardo Valdes Acra
         ---------------------------------               Attorney-in-Fact
                                                         February 20, 2003

         Marco Antonio Slim Domit

         ---------------------------------


         Patrick Slim Domit


         ---------------------------------


         Maria Soumaya Slim Domit


         ---------------------------------


         Vanessa Paola Slim Domit


         ---------------------------------


         Johanna Monique Slim Domit


         ---------------------------------


         AMERICA TELECOM, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO CARSO, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ---------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                            Principal Occupation
----                            --------------------

Carlos Slim Helu                Chairman of the Board of Telefonos de Mexico,
                                S.A. de C.V., America Movil, S.A. de C.V. and
                                Carso Global Telecom, S.A. de C.V.

Carlos Slim Domit               Chairman of Grupo Carso, S.A. de C.V. and
                                President of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit        Chairman of Grupo Financiero Inbursa, S.A. de
                                C.V.

Patrick Slim Domit              Vice President of Commercial Markets of
                                Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit        President of Museo Soumaya

Vanessa Paola Slim Domit        Private Investor

Johanna Monique Slim Domit      Private Investor

                          AMERICA TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Director and Chairman of the Board)           Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V., America Movil, S.A. de C.V. and Carso
                                                                Global Telecom, S.A. de C.V.

Jaime Chico Pardo (Director and Vice Chairman of the Board)     Chief Executive Officer of Telefonos de Mexico, S.A.
                                                                de C.V.

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico,
                                                                S.A. de C.V.

Jose Kuri Harfush (Director)                                    President of Productos Dorel, S.A. de C.V.

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

Carlos Slim Domit (Director)                                    Chairman of Grupo Carso, S.A. de C.V. and President
                                                                of Grupo Sanborns, S.A. de C.V.

Executive Officers

Daniel Hajj Aboumrad (Chief Executive Officer)                  Chief Executive Officer of Radiomovil Dipsa, S.A. de
                                                                C.V.



                            GRUPO CARSO, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Director and Chairman Emeritus)               Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V., America Movil, S.A. de C.V. and Carso
                                                                Global Telecom, S.A. de C.V.

Carlos Slim Domit (Director and Chairman of the Board)          Chairman of Grupo Carso, S.A. de C.V. and President
                                                                of Grupo Sanborns, S.A. de C.V.

Antonio Cosio Arino (Director)                                  Independent Investor

Arturo Elias Ayub (Director)                                    Vice-President of Strategic Alliances and
                                                                Communication of Telefonos de Mexico, S.A. de C.V.

Jaime Chico Pardo (Director)                                    Chief Executive Officer of Telefonos de Mexico, S.A.
                                                                de C.V.

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico,
                                                                S.A. de C.V.

Rafael Moises Kalach Mizrahi (Director)                         President of Grupo Kaltex, S.A. de C.V.

Jose Kuri Harfush (Director)                                    President of Productos Dorel, S.A. de C.V.

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

Bernardo Quintana Isaac (Director)                              Chairman of the Board and President of Empresas ICA
                                                                Sociedad Controladora, S.A. de C.V.

Patrick Slim Domit (Director)                                   Vice President of Massive Markets of Telefonos de
                                                                Mexico, S.A. de C.V. and Chairman of Ferrosur, S.A.
                                                                de C.V.

Agustin Santamarina Vazquez (Director)                          Of Counsel of Santamaria y Steta, S.C.
Executive Officers

Humberto Gutierrez-Olvera Zubizarreta (President)               President of Grupo Carso, S.A. de C.V. and President
                                                                of Condumex, S.A. de C.V.


                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                               Principal Occupation
-----------------                                               --------------------
Directors

Carlos Slim Helu (Chairman Emeritus)                            Chairman of the Board of Telefonos de Mexico, S.A.
                                                                de C.V., America Movil, S.A. de C.V. and Carso
                                                                Global Telecom, S.A. de C.V.

Marco Antonio Slim Domit                                        Chairman of Grupo Financiero Inbursa, S.A. de C.V.
(Chairman of the Board)

Eduardo Valdes Acra                                             Chief Executive Officer of Inversora Bursatil, S.A.
(Vice-Chairman of the Board)                                    de C.V.

Agustin Franco Macias (Director)                                Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)                          Chairman of the Board of Kimberly Clark de Mexico,
                                                                S.A. de C.V.

Jose Antonio Chedraui Obeso (Director)                          President of Grupo Comercial Chedraui, S.A. de C.V.

Juan Antonio Perez Simon (Director)                             Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

David Ibarra Munoz (Director)                                   Independent Economist

Executive Officers

Marco Antonio Slim Domit (President)                            Chairman of Grupo Financiero Inbursa, S.A. de C.V.


                                   SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this statement and on the date of this filing, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the average consideration paid or received (in US$ based upon the Fixed Rate published by the Banco de Mexico on the day preceding the trade date) per L Share on the relevant trade date.

                               Type of                                                 Number      Average Price Per L
Reporting Person             Transaction             Trade Date                     of L Shares           Share
----------------             -----------             ----------                     -----------           -----
America Telecom              Purchase             February 12, 2003                     4100           US$0.651
America Telecom              Purchase             February 12, 2003                    45900              0.651
America Telecom              Purchase             February 12, 2003                     4100              0.651
America Telecom              Purchase             February 12, 2003                    40000              0.651
America Telecom              Purchase             February 12, 2003                     5900              0.651
America Telecom              Purchase             February 12, 2003                    50000              0.651
America Telecom              Purchase             February 12, 2003                    50000              0.651
America Telecom              Purchase             February 12, 2003                    80000              0.651
America Telecom              Purchase             February 12, 2003                    20000              0.651
America Telecom              Purchase             February 12, 2003                   100000              0.651
America Telecom              Purchase             February 12, 2003                    60600              0.651
America Telecom              Purchase             February 12, 2003                    39400              0.651
America Telecom              Purchase             February 12, 2003                    20000              0.652
America Telecom              Purchase             February 12, 2003                    60000              0.652
America Telecom              Purchase             February 12, 2003                     2000              0.652
America Telecom              Purchase             February 12, 2003                    18000              0.652
America Telecom              Purchase             February 12, 2003                     1900              0.650
America Telecom              Purchase             February 12, 2003                    98100              0.650
America Telecom              Purchase             February 12, 2003                    97700              0.649
America Telecom              Purchase             February 12, 2003                     2300              0.649
America Telecom              Purchase             February 12, 2003                    51800              0.648
America Telecom              Purchase             February 12, 2003                    20000              0.648
America Telecom              Purchase             February 12, 2003                    14000              0.651
America Telecom              Purchase             February 12, 2003                    14200              0.651
America Telecom              Purchase             February 12, 2003                    80400              0.651
America Telecom              Purchase             February 12, 2003                    19600              0.651
America Telecom              Purchase             February 12, 2003                    50000              0.650
America Telecom              Purchase             February 12, 2003                    50000              0.650
America Telecom              Purchase             February 12, 2003                    15000              0.649
America Telecom              Purchase             February 12, 2003                    85000              0.651
America Telecom              Purchase             February 12, 2003                   100000              0.652
America Telecom              Purchase             February 12, 2003                    77400              0.651
America Telecom              Purchase             February 12, 2003                    22600              0.651
America Telecom              Purchase             February 12, 2003                   100000              0.651
America Telecom              Purchase             February 12, 2003                    37500              0.650
America Telecom              Purchase             February 12, 2003                    62500              0.650
America Telecom              Purchase             February 12, 2003                   100000           US$0.649
America Telecom              Purchase             February 12, 2003                   100000              0.648
America Telecom              Purchase             February 12, 2003                   100000              0.647
America Telecom              Purchase             February 12, 2003                   100000              0.646
America Telecom              Purchase             February 12, 2003                    50000              0.646
America Telecom              Purchase             February 12, 2003                    50000              0.646
America Telecom              Purchase             February 12, 2003                   100000              0.646
America Telecom              Purchase             February 12, 2003                    50000              0.645
America Telecom              Purchase             February 12, 2003                     3900              0.643
America Telecom              Purchase             February 12, 2003                    12000              0.643
America Telecom              Purchase             February 12, 2003                     1000              0.643
America Telecom              Purchase             February 12, 2003                    27600              0.643
America Telecom              Purchase             February 12, 2003                     5500              0.643
America Telecom              Purchase             February 12, 2003                     2000              0.641
America Telecom              Purchase             February 12, 2003                    23000              0.641
America Telecom              Purchase             February 12, 2003                     3800              0.645
America Telecom              Purchase             February 12, 2003                     2000              0.645
America Telecom              Purchase             February 12, 2003                    15000              0.645
America Telecom              Purchase             February 12, 2003                     4200              0.645
America Telecom              Purchase             February 12, 2003                     1000              0.646
America Telecom              Purchase             February 12, 2003                    25000              0.646
America Telecom              Purchase             February 12, 2003                    10000              0.646
America Telecom              Purchase             February 12, 2003                    12000              0.646
America Telecom              Purchase             February 12, 2003                     2000              0.646
America Telecom              Purchase             February 12, 2003                   100000              0.648
America Telecom              Purchase             February 12, 2003                    35000              0.642
America Telecom              Purchase             February 12, 2003                    50000              0.642
America Telecom              Purchase             February 12, 2003                    13200              0.642
America Telecom              Purchase             February 12, 2003                     1800              0.642
America Telecom              Purchase             February 12, 2003                   100000              0.640
America Telecom              Purchase             February 12, 2003                   100000              0.640
America Telecom              Purchase             February 12, 2003                   200000              0.638
America Telecom              Purchase             February 13, 2003                    19400              0.633
America Telecom              Purchase             February 13, 2003                    50000              0.633
America Telecom              Purchase             February 13, 2003                    30600              0.633
America Telecom              Purchase             February 13, 2003                   100000              0.632
America Telecom              Purchase             February 13, 2003                    50000              0.631
America Telecom              Purchase             February 13, 2003                    47400              0.631
America Telecom              Purchase             February 13, 2003                     2600              0.631
America Telecom              Purchase             February 13, 2003                   100000              0.630
America Telecom              Purchase             February 13, 2003                    31000              0.629
America Telecom              Purchase             February 13, 2003                    69000              0.629
America Telecom              Purchase             February 13, 2003                    73000              0.632
America Telecom              Purchase             February 13, 2003                    27000           US$0.632
America Telecom              Purchase             February 13, 2003                   100000              0.632
America Telecom              Purchase             February 13, 2003                    17500              0.634
America Telecom              Purchase             February 13, 2003                    82500              0.634
America Telecom              Purchase             February 13, 2003                    37400              0.634
America Telecom              Purchase             February 13, 2003                    62600              0.634
America Telecom              Purchase             February 13, 2003                   100000              0.633
America Telecom              Purchase             February 13, 2003                    70000              0.633
America Telecom              Purchase             February 13, 2003                    30000              0.633
America Telecom              Purchase             February 13, 2003                   100000              0.632
America Telecom              Purchase             February 13, 2003                    57900              0.633
America Telecom              Purchase             February 13, 2003                    42100              0.633
America Telecom              Purchase             February 13, 2003                    30200              0.635
America Telecom              Purchase             February 13, 2003                    20000              0.635
America Telecom              Purchase             February 13, 2003                    49800              0.635
America Telecom              Purchase             February 13, 2003                    25000              0.637
America Telecom              Purchase             February 13, 2003                    52000              0.637
America Telecom              Purchase             February 13, 2003                    23000              0.637
America Telecom              Purchase             February 13, 2003                   100000              0.637
America Telecom              Purchase             February 13, 2003                    33600              0.638
America Telecom              Purchase             February 13, 2003                     3000              0.638
America Telecom              Purchase             February 13, 2003                     4000              0.638
America Telecom              Purchase             February 13, 2003                     9400              0.638
America Telecom              Purchase             February 13, 2003                    50000              0.639
America Telecom              Purchase             February 13, 2003                    51000              0.640
America Telecom              Purchase             February 13, 2003                    49000              0.640
America Telecom              Purchase             February 13, 2003                    20000              0.641
America Telecom              Purchase             February 13, 2003                    49800              0.641
America Telecom              Purchase             February 13, 2003                   100000              0.641
America Telecom              Purchase             February 13, 2003                     1100              0.641
America Telecom              Purchase             February 13, 2003                    29100              0.641
America Telecom              Purchase             February 13, 2003                    91200              0.639
America Telecom              Purchase             February 13, 2003                     8800              0.639
America Telecom              Purchase             February 13, 2003                   100000              0.638
America Telecom              Purchase             February 13, 2003                    22000              0.638
America Telecom              Purchase             February 13, 2003                    10900              0.641
America Telecom              Purchase             February 13, 2003                    67100              0.641
America Telecom              Purchase             February 13, 2003                    91400              0.641
America Telecom              Purchase             February 13, 2003                     8600              0.641
America Telecom              Purchase             February 13, 2003                    46400              0.641
America Telecom              Purchase             February 13, 2003                    53200              0.641
America Telecom              Purchase             February 13, 2003                      400              0.641
America Telecom              Purchase             February 13, 2003                      500              0.641
America Telecom              Purchase             February 13, 2003                    99500           US$0.641
America Telecom              Purchase             February 13, 2003                    20300              0.641
America Telecom              Purchase             February 13, 2003                      700              0.641
America Telecom              Purchase             February 13, 2003                    79000              0.643
America Telecom              Purchase             February 13, 2003                   100000              0.643
America Telecom              Purchase             February 13, 2003                   200000              0.642
America Telecom              Purchase             February 14, 2003                    67000              0.637
America Telecom              Purchase             February 14, 2003                    33000              0.637
America Telecom              Purchase             February 14, 2003                    42000              0.637
America Telecom              Purchase             February 14, 2003                   100000              0.638
America Telecom              Purchase             February 14, 2003                    58000              0.637
America Telecom              Purchase             February 14, 2003                    75000              0.639
America Telecom              Purchase             February 14, 2003                    50000              0.639
America Telecom              Purchase             February 14, 2003                    75000              0.639
America Telecom              Purchase             February 14, 2003                    99900              0.642
America Telecom              Purchase             February 14, 2003                    81200              0.642
America Telecom              Purchase             February 14, 2003                    18900              0.642
America Telecom              Purchase             February 14, 2003                    85000              0.640
America Telecom              Purchase             February 14, 2003                     5000              0.643
America Telecom              Purchase             February 14, 2003                    10000              0.643
America Telecom              Purchase             February 14, 2003                    80000              0.640
America Telecom              Purchase             February 14, 2003                    20000              0.640
America Telecom              Purchase             February 14, 2003                    20000              0.640
America Telecom              Purchase             February 14, 2003                    13300              0.640
America Telecom              Purchase             February 14, 2003                    14000              0.640
America Telecom              Purchase             February 14, 2003                    12000              0.640
America Telecom              Purchase             February 14, 2003                    10000              0.640
America Telecom              Purchase             February 14, 2003                    30700              0.640
America Telecom              Purchase             February 14, 2003                    87000              0.640
America Telecom              Purchase             February 14, 2003                    13000              0.640
America Telecom              Purchase             February 14, 2003                   100000              0.640
America Telecom              Purchase             February 14, 2003                    44600              0.642
America Telecom              Purchase             February 14, 2003                    55400              0.642
America Telecom              Purchase             February 14, 2003                    73600              0.641
America Telecom              Purchase             February 14, 2003                    26400              0.641
America Telecom              Purchase             February 14, 2003                    53600              0.641
America Telecom              Purchase             February 14, 2003                    46400              0.641
America Telecom              Purchase             February 14, 2003                     3600              0.642
America Telecom              Purchase             February 14, 2003                      600              0.642
America Telecom              Purchase             February 14, 2003                     4400              0.642
America Telecom              Purchase             February 14, 2003                      600              0.642
America Telecom              Purchase             February 14, 2003                     4400              0.642
America Telecom              Purchase             February 14, 2003                    86400              0.642
America Telecom              Purchase             February 14, 2003                    78600           US$0.640
America Telecom              Purchase             February 14, 2003                    21400              0.640
America Telecom              Purchase             February 14, 2003                   100000              0.640
America Telecom              Purchase             February 14, 2003                   100000              0.639
America Telecom              Purchase             February 14, 2003                   200000              0.639
America Telecom              Purchase             February 14, 2003                     4700              0.638
America Telecom              Purchase             February 14, 2003                    65000              0.640
America Telecom              Purchase             February 14, 2003                     8000              0.640
America Telecom              Purchase             February 14, 2003                      500              0.640
America Telecom              Purchase             February 14, 2003                    21800              0.641
America Telecom              Purchase             February 14, 2003                    26600              0.641
America Telecom              Purchase             February 14, 2003                    73400              0.641
America Telecom              Purchase             February 14, 2003                    26600              0.641
America Telecom              Purchase             February 14, 2003                    22000              0.641
America Telecom              Purchase             February 14, 2003                    30000              0.643
America Telecom              Purchase             February 14, 2003                    21400              0.643
America Telecom              Purchase             February 14, 2003                   200000              0.643
America Telecom              Purchase             February 14, 2003                    18700              0.643
America Telecom              Purchase             February 14, 2003                    46600              0.643
America Telecom              Purchase             February 14, 2003                     5000              0.643
America Telecom              Purchase             February 14, 2003                    29700              0.643
America Telecom              Purchase             February 14, 2003                    58100              0.641
America Telecom              Purchase             February 14, 2003                    10000              0.641
America Telecom              Purchase             February 14, 2003                      300              0.641
America Telecom              Purchase             February 14, 2003                    31600              0.643
America Telecom              Purchase             February 14, 2003                   129000              0.643
America Telecom              Purchase             February 14, 2003                    71000              0.643
America Telecom              Purchase             February 18, 2003                   100000              0.651
America Telecom              Purchase             February 18, 2003                    15900              0.651
America Telecom              Purchase             February 18, 2003                    56500              0.654
America Telecom              Purchase             February 18, 2003                    43500              0.654
America Telecom              Purchase             February 18, 2003                   100000              0.654
America Telecom              Purchase             February 18, 2003                    84100              0.655
America Telecom              Purchase             February 18, 2003                    80500              0.656
America Telecom              Purchase             February 18, 2003                    19500              0.656
America Telecom              Purchase             February 18, 2003                    50000              0.654
America Telecom              Purchase             February 18, 2003                    50000              0.654
America Telecom              Purchase             February 18, 2003                    56400              0.656
America Telecom              Purchase             February 18, 2003                    43600              0.656
America Telecom              Purchase             February 18, 2003                    50000              0.657
America Telecom              Purchase             February 18, 2003                      500              0.660
America Telecom              Purchase             February 18, 2003                    99500              0.660
America Telecom              Purchase             February 18, 2003                    10000              0.662
America Telecom              Purchase             February 18, 2003                    30000           US$0.662
America Telecom              Purchase             February 18, 2003                    20000              0.662
America Telecom              Purchase             February 18, 2003                     4000              0.662
America Telecom              Purchase             February 18, 2003                    35000              0.662
America Telecom              Purchase             February 18, 2003                   100000              0.662
America Telecom              Purchase             February 18, 2003                     1000              0.662
America Telecom              Purchase             February 18, 2003                   179200              0.662
America Telecom              Purchase             February 18, 2003                    70800              0.662
America Telecom              Purchase             February 18, 2003                    30300              0.662
America Telecom              Purchase             February 18, 2003                    19700              0.662
America Telecom              Purchase             February 18, 2003                    51900              0.666
America Telecom              Purchase             February 18, 2003                    20000              0.666
America Telecom              Purchase             February 18, 2003                     4000              0.666
America Telecom              Purchase             February 18, 2003                     4000              0.666
America Telecom              Purchase             February 18, 2003                     2000              0.666
America Telecom              Purchase             February 18, 2003                     5000              0.666
America Telecom              Purchase             February 18, 2003                    29000              0.666
America Telecom              Purchase             February 18, 2003                    30000              0.666
America Telecom              Purchase             February 18, 2003                     2000              0.666
America Telecom              Purchase             February 18, 2003                     2100              0.666
America Telecom              Purchase             February 18, 2003                    50000              0.666
America Telecom              Purchase             February 18, 2003                     5000              0.666
America Telecom              Purchase             February 18, 2003                     5000              0.666
America Telecom              Purchase             February 18, 2003                    40000              0.666
America Telecom              Purchase             February 18, 2003                   100000              0.664
America Telecom              Purchase             February 18, 2003                    89600              0.663
America Telecom              Purchase             February 18, 2003                    10000              0.663
America Telecom              Purchase             February 18, 2003                      400              0.663
America Telecom              Purchase             February 18, 2003                     7800              0.663
America Telecom              Purchase             February 18, 2003                    42200              0.665
America Telecom              Purchase             February 18, 2003                    50000              0.665
America Telecom              Purchase             February 18, 2003                   100000              0.665
America Telecom              Purchase             February 18, 2003                    56400              0.664
America Telecom              Purchase             February 18, 2003                    43600              0.664
America Telecom              Purchase             February 18, 2003                    74500              0.665
America Telecom              Purchase             February 18, 2003                    25500              0.665
America Telecom              Purchase             February 18, 2003                    30000              0.666
America Telecom              Purchase             February 18, 2003                    50000              0.666
America Telecom              Purchase             February 18, 2003                     1000              0.666
America Telecom              Purchase             February 18, 2003                    19000              0.666
America Telecom              Purchase             February 18, 2003                    80000              0.664
America Telecom              Purchase             February 18, 2003                    20000              0.664
America Telecom              Purchase             February 18, 2003                   100000              0.663
America Telecom              Purchase             February 18, 2003                    50000           US$0.662
America Telecom              Purchase             February 18, 2003                    12300              0.662
America Telecom              Purchase             February 18, 2003                      200              0.662
America Telecom              Purchase             February 18, 2003                    37500              0.662
America Telecom              Purchase             February 18, 2003                    49700              0.663
America Telecom              Purchase             February 18, 2003                    50300              0.663
America Telecom              Purchase             February 18, 2003                    10000              0.663
America Telecom              Purchase             February 18, 2003                    79000              0.665
America Telecom              Purchase             February 18, 2003                   125000              0.665
America Telecom              Purchase             February 18, 2003                    86000              0.665
America Telecom              Purchase             February 19, 2003                    23000              0.669
America Telecom              Purchase             February 19, 2003                    33500              0.669
America Telecom              Purchase             February 19, 2003                    43500              0.669
America Telecom              Purchase             February 19, 2003                     3000              0.667
America Telecom              Purchase             February 19, 2003                    10000              0.667
America Telecom              Purchase             February 19, 2003                    14500              0.667
America Telecom              Purchase             February 19, 2003                    72500              0.667
America Telecom              Purchase             February 19, 2003                     7100              0.667
America Telecom              Purchase             February 19, 2003                     9000              0.667
America Telecom              Purchase             February 19, 2003                     2000              0.667
America Telecom              Purchase             February 19, 2003                     9000              0.667
America Telecom              Purchase             February 19, 2003                    72900              0.667
America Telecom              Purchase             February 19, 2003                    54800              0.669
America Telecom              Purchase             February 19, 2003                    20000              0.669
America Telecom              Purchase             February 19, 2003                    25200              0.669
America Telecom              Purchase             February 19, 2003                   100000              0.669
America Telecom              Purchase             February 19, 2003                   100000              0.670
America Telecom              Purchase             February 19, 2003                    50000              0.670
America Telecom              Purchase             February 19, 2003                    50000              0.670
America Telecom              Purchase             February 19, 2003                    50000              0.672
America Telecom              Purchase             February 19, 2003                   100000              0.672
America Telecom              Purchase             February 19, 2003                      300              0.672
America Telecom              Purchase             February 19, 2003                     1100              0.673
America Telecom              Purchase             February 19, 2003                     4000              0.673
America Telecom              Purchase             February 19, 2003                    25000              0.673
America Telecom              Purchase             February 19, 2003                      800              0.673
America Telecom              Purchase             February 19, 2003                    18800              0.673
America Telecom              Purchase             February 19, 2003                    38200              0.673
America Telecom              Purchase             February 19, 2003                     4000              0.673
America Telecom              Purchase             February 19, 2003                    12000              0.673
America Telecom              Purchase             February 19, 2003                    45800              0.673
America Telecom              Purchase             February 19, 2003                   100000              0.673
America Telecom              Purchase             February 19, 2003                   100000              0.674
America Telecom              Purchase             February 19, 2003                   100000           US$0.674
America Telecom              Purchase             February 19, 2003                    94000              0.674
America Telecom              Purchase             February 19, 2003                     3800              0.674
America Telecom              Purchase             February 19, 2003                     2200              0.674
America Telecom              Purchase             February 19, 2003                   100000              0.676
America Telecom              Purchase             February 19, 2003                    30600              0.674
America Telecom              Purchase             February 19, 2003                    69400              0.674
America Telecom              Purchase             February 19, 2003                    79500              0.674
America Telecom              Purchase             February 19, 2003                    20500              0.674
America Telecom              Purchase             February 19, 2003                    73000              0.673
America Telecom              Purchase             February 19, 2003                    27000              0.673
America Telecom              Purchase             February 19, 2003                     9500              0.673
America Telecom              Purchase             February 19, 2003                    46000              0.673
America Telecom              Purchase             February 19, 2003                    20000              0.673
America Telecom              Purchase             February 19, 2003                    24500              0.673
America Telecom              Purchase             February 19, 2003                    25500              0.673
America Telecom              Purchase             February 19, 2003                     5000              0.673
America Telecom              Purchase             February 19, 2003                    50000              0.673
America Telecom              Purchase             February 19, 2003                    10000              0.673
America Telecom              Purchase             February 19, 2003                     9500              0.673
America Telecom              Purchase             February 19, 2003                    14100              0.673
America Telecom              Purchase             February 19, 2003                    13100              0.673
America Telecom              Purchase             February 19, 2003                    72800              0.673
America Telecom              Purchase             February 19, 2003                    40000              0.673
America Telecom              Purchase             February 19, 2003                    40000              0.673
America Telecom              Purchase             February 19, 2003                     1500              0.675
America Telecom              Purchase             February 19, 2003                    18500              0.675
America Telecom              Purchase             February 19, 2003                    31500              0.675
America Telecom              Purchase             February 19, 2003                     5000              0.675
America Telecom              Purchase             February 19, 2003                     2500              0.675
America Telecom              Purchase             February 19, 2003                    33800              0.675
America Telecom              Purchase             February 19, 2003                    27200              0.675
America Telecom              Purchase             February 19, 2003                     5000              0.675
America Telecom              Purchase             February 19, 2003                    22500              0.675
America Telecom              Purchase             February 19, 2003                     5000              0.675
America Telecom              Purchase             February 19, 2003                    42000              0.675
America Telecom              Purchase             February 19, 2003                     5000              0.675
America Telecom              Purchase             February 19, 2003                    10000              0.675
America Telecom              Purchase             February 19, 2003                     5000              0.675
America Telecom              Purchase             February 19, 2003                     2000              0.675
America Telecom              Purchase             February 19, 2003                     3500              0.675
America Telecom              Purchase             February 19, 2003                     6500              0.675
America Telecom              Purchase             February 19, 2003                     4000              0.677
America Telecom              Purchase             February 19, 2003                    89500           US$0.677
America Telecom              Purchase             February 19, 2003                      700              0.677
America Telecom              Purchase             February 19, 2003                    15000              0.677
America Telecom              Purchase             February 19, 2003                     8300              0.677
America Telecom              Purchase             February 19, 2003                    30000              0.677
America Telecom              Purchase             February 19, 2003                    35600              0.679
America Telecom              Purchase             February 19, 2003                    10400              0.680
America Telecom              Purchase             February 19, 2003                    40000              0.679
America Telecom              Purchase             February 19, 2003                    10000              0.681
America Telecom              Purchase             February 19, 2003                     2500              0.681
America Telecom              Purchase             February 19, 2003                    47500              0.682
America Telecom              Purchase             February 19, 2003                   100000              0.681
America Telecom              Purchase             February 19, 2003                   200000              0.682
